
Mail Stop 4720

June 22, 2016

Jonathan M. Adams
Chief Executive Officer
NanoAntibiotics, Inc.
100 Cummings Center, Suite 247-C
Beverly, MA 01915 USA

> **Re: NanoAntibiotics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 8, 2016**
> **File No. 000-55292**

Dear Mr. Adams:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Peter Campitiello
       Kane Kessler, P.C.